U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K/A

(Amendment No. 1)

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the Month of April 2018

Commission File Number 1-38256

Nexa Resources S.A.

(Exact Name as Specified in its Charter)

N/A

(Translation of Registrant’s Name)

26-28 rue Edward Steichen
L-2540, Luxembourg
Grand Duchy of Luxembourg
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒     Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐    No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  Not applicable.

EXPLANATORY NOTE

On February 15, 2018, Nexa Resources S.A. (the “Company”) furnished to the U.S. Securities and Exchange Commission a Form 6-K containing its consolidated annual financial statements at December 31, 2017(the “Original Form 6-K”). The Company is amending the Original Form 6-K in order to furnish the Company’s restated 2017, 2016 and 2015 financial statements in order to correct an error related to earnings per share calculations.

EXHIBIT INDEX

Exhibit	Description of Exhibit

99.1	Consolidated Financial Statements at December 31, 2017

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:  April 30, 2018

NEXA RESOURCES S.A.

By:	/s/ Mario Bertoncini
Name: Mario Bertoncini
Title: Senior Vice President Finance and Chief Financial Officer